SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2003
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2003

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer

Q2 2003
Earnings Review

August 13, 2003

Genesys Conferencing

The World's Leading Conferencing Specialist

Forward-Looking Statement

This presentation contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition.

These statements appear in a number of places in this presentation and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release.

Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Genesys Conferencing

Q2 2003 Review

Strategic Focus

Operating Profitability	Market Share
Product & Service Innovation	Capital Strength

Gross Margin %



65%
60%
55%
50%
Gross Margin %
56.9%
64.7%
1H02
1H03

Genesys Conferencing

Total Audio Volume
(millions of minutes)


Total Minutes
350
300
250
200
150
100
50
0
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Automated
Attended

The World's Leading Conferencing Specialist

EBITDA
(in millions)


€ 25
€ 20
€ 15
€ 10
€ 5
€ 0
EBITDA
€ 16,1
14,9%
€ 22,1
25.2%
1H 02*
1H 03
30%
25%
20%
15%
10%
5%
0%
EBITDA Margin %

*Excludes non recurring charges.

Genesys Conferencing

SG&A
(in millions)


€ 75
€ 60
€ 45
€ 30
€ 15
€ 0
SG&A
€ 62,0
€ 41,5
1H02*
1H03*

*Excludes amortization of deferred financing costs

Productivity

(thousand minutes per employee)


582.9
368.7
600
500
400
300
200
100
0
Minutes per Employee
1H02
1H03

Net Income
(in millions)


€ 10
€ 5
€ 0
-€ 5
-€ 10
-€ 15
-€ 20
Net Income
€ 1.5
1H 02
1H 03
€-21.4

Genesys Conferencing

Revenue
(in millions)



€ 60
€ 50
€ 40
€ 30
€ 20
€ 10
€ 0
Revenue
400
350
300
250
200
150
100
50
0
Volume
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Revenue
Audio Minutes

The World's Leading Conferencing Specialist

Revenue and Volume Growth

- Challenges:
  - Currency fluctuations
  - Price erosion
  - Change in mix of services
  - Volume growth from new and existing customers

Market Share Initiatives

- Continuous building of our sales funnel
- Significant wins in Q2 03
- Sales efforts focused on strategic segments:
  - Integrated Multimedia Automated services: GenMC
  - Integrated Multimedia Event Services: G.E.S.
- Reorganization of European sales forces finalized

Product and Service Innovation

- On-going service and application development:
  - Developed and deployed
    - Higher quality of Web service
    - Faster access to services
    - GEDI deployed throughout the customer base
  - Medium-term
    - Integration of multimedia managed services
    - Interoperability within Microsoft Office environment
    - Mobile & PDA applications

Genesys Conferencing

Q2 2003
Financial Results

Q2 2003 Operating Highlights

• Total Volumes:	339.4 M minutes, up 20.5 % vs. Q2 02
• Automated Service Volumes:	82.1% of total audio volume
• Revenues:	42.3 M€, down 19.7% vs. Q2 2002
• EBITDA:	11.1 M€ vs. 5.8 M€ in Q2 02
• Average Exchange Rates:	Q2 03 - 1.00 € = $1.136 Q2 02 - 1.00 € = $0.919

Q2 2003 P&L Summary

€ Million	Q2 2002	Q2 2003	% Change
Revenue	52,7	42,3	(19,7%)
Gross Profit	29,4	28,1	(4,4%)
Gross Margin %	55,9%	66,4%	
SG&A	32,5	20,7	36,2%
EBITDA	5,8	11,1	
EBITDA Margin %	11,1%	26,2%	

Genesys Conferencing

SG&A*
(% of Revenue)



60 %
55 %
50 %
45 %
40 %
% of revenue
50,3%
57,5%
54,1%
51,9%
52,2%
54,9%
49,1%
56,8%
46,2%
48,1%
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03

* Excludes non recurring charges and the amortization of deferred acquisition and deferred financing costs.

EBITDA Margin*



EBITDA Margin
30%
25%
20%
15%
10%
5%
0%
15,2%
8,9%
13,2%
16,8%
15,4%
14,3%
14,9%
14,8%
24,2%
26,2%
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03

* Excludes non recurring charges.

Cash EPS €

Q2 03
(€ in millions)

Net income	€ 0.9
Depreciation	3.1
Amortization goodwill	0.9
Amortization of intangibles	2.4
Amortization of differed financing costs	0.4
Total cash earnings	€ 7.7

Fully diluted shares **16,099,468**


€ 0.15
€ 0.48
Q2 02
Q2 03

Liquidity

- Key balance sheet items and liquidity position, as of June 30, 2003:
  - Gross cash and cash equivalents € 16.3 million
  - Net debt € 114.1 million

Strategic Highlights

Operating Profitability	Market Share
• Gross margin improvement • SG&A containment • EBITDA growth	• Migration to automated services • Multimedia Services • Pricing power
Product & Service Innovation	**Capital Strength**
• Quality of Web service • Integrated multimedia services • Interoperability within MS Office environment	• Improving liquidity • Cash EPS growth • Restructured Balance Sheet

Questions & Answers